SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002. Commission File Number 1-14664

Teleglobe Inc.
(Translation of Registrant's Name Into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7, (514) 870-8777
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act*, 1988 (Saskatchewan)
Section 73 of the *Securities Act* (Quebec)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act*, 1990 (Newfoundland)

ITEM 1: REPORTING ISSUER

Teleglobe Inc. ("Teleglobe")

The head office of Teleglobe is located at 1000 rue de la Gauchetière Ouest, Suite 4100, Montréal, Québec H3B 5H8 and its principal office is located at 11480 Commerce Park Drive, Reston, Virginia, 20191.

ITEM 2: DATE OF MATERIAL CHANGE

May 15, 2002.

ITEM 3: PRESS RELEASE

Teleglobe issued press releases on May 15, 2002 and May 21, 2002, through national and international news wire services.

ITEM 4: SUMMARY OF MATERIAL CHANGE

Teleglobe announced a major reorganization strategy to renew its focus on its core voice and related data business to maximize stakeholder value. As part of the strategy:

(i) Teleglobe is exiting from its hosting business and portions of its data transmission business;

(ii) Teleglobe applied for and obtained an order providing creditor protection under the Companies' Creditor Arrangement Act ("CCAA") and has made ancillary filings in the United States and the United Kingdom;

(iii) Teleglobe reduced its workforce by 850 people;

(iv) John Brunette has been appointed Chief Executive Officer and Serge Fortin has been appointed Chief Operating Officer. The resignation of Charles Childers, formerly Teleglobe's president, was accepted;

(v) Teleglobe has secured US$100 million of debtor-in-possession financing from BCE Inc.; and

(vi) Teleglobe will ensure the orderly transition of customers of discontinued services to new service providers.

In addition, Teleglobe announced that it would not be filing its annual information form and financial statements and interim MD&A for the fiscal quarter ended March 31, 2002.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Teleglobe announced on May 15, 2002 a major reorganization strategy to renew its focus on its core voice and related data business to maximize stakeholder value.

Six elements support this reorganization strategy:

- Teleglobe is exiting from its hosting business and portions of its data transmission business to facilitate its renewed focus on its core operations. By exiting these businesses, Teleglobe will free itself from the high costs associated with recently built infrastructure, primarily developed to support the discontinued data and hosting operations.

- To facilitate this process, Teleglobe obtained from the Ontario Superior Court of Justice an Order providing creditor protection under the CCAA. Teleglobe initiated ancillary filings in the United States and United Kingdom.

- Teleglobe reduced its workforce by 850 people. Approximately 950 jobs will remain at Teleglobe to support the core business and its restructuring process. Fifty percent of the job losses will occur in the United States and 15 percent in Canada. Job losses are across all organizational levels. These losses relate primarily to the terminated data and hosting operations.

- John Brunette was appointed Chief Executive Officer to oversee the implementation of the overall strategy and to lead the financial restructuring process and the sale of non-strategic assets and businesses. Serge Fortin was appointed Chief Operating Officer with the mandate to lead the operations of the core voice and related data business. Teleglobe's board of directors accepted the resignation of Charles Childers, formerly Teleglobe's president.

- Teleglobe secured US$100 million of debtor-in-possession (DIP) financing from BCE Inc. This financing will support the continued operations of the core business, including the servicing of customers and the payment of employee wages and benefits.

- Teleglobe will ensure the orderly transition of customers of discontinued services to new service providers.

Teleglobe's key asset moving forward is its traditional wholesale voice business, which provides voice and date services to other telecom carriers in North America and around the world. This business has a global base of longstanding customers and generated approximately $750 million of Teleglobe's US$1.3 billion in revenues last year.

Operating on a stand-alone basis, this business is expected to generate free cash flow and be self-funding, once freed from its current high cost structure. This business employs approximately 600 people and will be headquartered in Montreal.

Immediate steps for Teleglobe include:

(i) Separation and sale of assets from discontinued data and hosting businesses:

- Exit the hosting business immediately
- Rationalize the GlobeSystem network
- Scale back the product suite, including enterprise services

(ii) Maximization of stakeholder value through the enhancement and potential sale of the core business:

- Continue discussions with potential buyers
- Work closely with key customers to expand Teleglobe's commercial agreements

(iii) Immediately begin transition of customers of discontinued services to new providers:

- Establish dedicated migration teams
- Develop tailored communication programs

On May 21, 2002, Teleglobe announced that it would not be filing its annual information form and its unaudited financial statements and interim MD&A for the fiscal quarter ended March 31, 2002 by the dates required under applicable securities legislation. As a result of its reorganization strategy, the obtaining of an order and stay of proceedings under the CCAA, its financial circumstances, and the extensive work necessary to prepare financial statements in light of such circumstances, Teleglobe has determined that it would not be in the best interests of its stakeholders for it to prepare and file such materials at this time. Teleglobe does not anticipate preparing and filing its financial statements while it remains subject to the order under the CCAA.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

For further information, please contact John Brunette, Chief Executive Officer, (703) 755-2837.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Reston, Virginia this 22nd day of May, 2002.

/s/ John Brunette

John Brunette
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEGLOBE INC.

Date: May 22, 2002

By: ____________________
Name: John Brunette
Title: Chief Executive Officer